

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2012

Via E-mail
Matthew Zipchen
Chief Executive Officer
Media Mechanics, Inc.
100 Western Battery Rd., Suite 160
Toronto, ON, Canada
M6K 3S2

> **Re: Media Mechanics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2012**
> **File No. 333-180611**

Dear Mr. Zipchen:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those provided in our letter dated May 2, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer again to the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in your offering.

2.   We note your response to prior comment 11, in which you advise that you do not believe
        you are a shell company as defined in Securities Act Rule 405. Please provide us with a
        detailed analysis in support of this belief. In particular, please explain to us how you
        apparently concluded that you have greater than "nominal operations" within the
        meaning of paragraph (1) of the Rule 405 definition. Your response should address your
        financial results as reported in your statement of operations for fiscal 2012 and the fact
        that your two part-time employees have other full-time jobs and as such, are able to
        dedicate only a portion of their time to your company.

3.   We note the revisions you have made to the filing in response to prior comments 7 and 17
        clarifying the current status of your business and your future plans to develop software.
        As requested in prior comment 7, please also revise disclosure throughout your
        prospectus, particularly in the summary, business and MD&A sections, to provide
        meaningful discussion of events or circumstances that may prevent accomplishment of
        future objectives.

Risk Factors

"Our President and Vice-President have full time jobs…," page 9

4.   Please revise this risk factor to reflect the actual number of hours that Mr. Zipchen and
        Ms. Pioro currently devote to the company. We refer to your disclosure on page 26 that
        they currently spend 15 and 5 hours per week, respectively, providing services to the
        company.

"We may be exempt from the reporting obligations…," page 12

5.   We note this risk factor that has been added in response to prior comment 13. The
        references in this disclosure to the automatic exemption from Section 13 reporting
        requirements are unclear, as Section 12(g)—unlike Section 15(d)—does not provide for
        automatic suspension of applicable reporting obligations. Please revise to explain briefly
        the circumstances under which you would be eligible to deregister under Section 12(g) of
        the Exchange Act, in the event that you register your common stock under that section, as
        well as the circumstances under which your Section 15(d) reporting obligations would
        automatically be suspended.

Financial Statements

General

6.   Please file updated financial statements with your next amendment pursuant to Rule 8-08
        of Regulation S-X. Please also revise related information throughout the registration
        statement, including in MD&A, to reflect the updated financial statements.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

7.   It is not clear from your response to prior comment 19 how your auditors considered how highly dependent you are on the proceeds from this offering in concluding that going concern disclosure is not necessary. For example, you disclose on page 9 that limited proceeds received from the sale of shares may cause you to go out of business. We also note the disclosure added to the capital resources and liquidity discussion on page 24 indicating that even if you do not develop a first version of your planned software, you estimate that you will need to raise at least $50,000 to fund planned operations, including public company reporting costs, for twelve months. Please discuss how your auditors considered these factors in arriving at their conclusion as to your ability to continue as a going concern for a reasonable period of time.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                Sincerely,

                                /s/ Barbara C. Jacobs

                                Barbara C. Jacobs
                                Assistant Director

cc: <u>Via E-mail</u>
         Gregg E. Jaclin, Esq.
         Anslow & Jaclin LLP